SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
TO
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

MCAFEE.COM CORPORATION
(Name of Subject Company)

MCAFEE.COM CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

Class A Common Stock: 579062100
(CUSIP Number of Class of Securities)

Evan S. Collins
Vice President, Chief Financial Officer and Secretary
McAfee.com Corporation
535 Oakmead Parkway
Sunnyvale, California 94086
(408) 992-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenton J. King, Esq.
Celeste E. Greene, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
(650) 470-4500

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.     ☐

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Item 4 is hereby amended and supplemented by replacing in its entirety the fourth paragraph in the subsection entitled “Opinion of McAfee’s Financial Advisor” with the following:

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the internal financial statements and financial forecasts, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the management’s best currently available estimates and judgments of the future financial performance of McAfee.com. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities or technology of McAfee.com or Network Associates, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley has not been provided with any recent opportunity to speak with Network Associates and its representatives, and has relied solely on publicly available information on Network Associates in assessing the Network Associates common stock. Morgan Stanley indicates in its opinion that it was advised in April 2002 by representatives of Network Associates that Network Associates does not intend to sell its ownership interest in McAfee.com or support a “spin-off” or similar transaction, that Morgan Stanley has assumed that this remains the case and, accordingly, in arriving at its opinion Morgan Stanley was not authorized to solicit, and did not solicit, any acquisition, business combination or other extraordinary transaction involving McAfee.com. Morgan Stanley’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of July 15, 2002. In its opinion, Morgan Stanley further assumes that the outcome of the SEC Investigation and the related class action litigation that is referred to in the Offer to Exchange will not have or result in any material adverse impact on Network Associates or its results of operations or condition (financial or otherwise).

ITEM 9.    EXHIBITS

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.
Exhibit (a)(5)	Letter, dated July 19, 2002, to McAfee.com stockholders

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MCAFEE.COM CORPORATION
By:	/s/ EVAN S. COLLINS

Evan S. Collins
Vice President, Chief Financial Officer
and Secretary

Dated:	July 19, 2002

3